Mail Stop 3561

October 19, 2009

Darryl M. Burman, Esq.
Vice President and General Counsel
Group 1 Automotive, Inc.
800 Gessner, Suite 500
Houston, Texas 77024

> **Re:** **Group 1 Automotive, Inc.**
> **Form 10-K for the Year Ended December 31, 2008, as amended**
> **Filed February 25, 2009**
> **File No. 1-13461**

Dear Mr. Burman:

We have completed our review of your annual report on Form 10-K and related filings, and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gillian A. Hobson, Esq.
Vinson & Elkins L.L.P.
Via Facsimile